UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, September 2015
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Six Months Ended August 29, 2015.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended August 29, 2015.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636) and on August 20, 2015 (File No. 333-206480).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	August 29, 2015	February 28, 2015
Assets
Current
Cash and cash equivalents	$1,447	$1,233
Short-term investments	1,573	1,658
Accounts receivable, net	330	503
Other receivables	66	97
Inventories	142	122
Income taxes receivable	16	169
Other current assets	179	375
Deferred income tax asset	5	10
	3,758	4,167
Long-term investments	277	316
Restricted cash	56	59
Property, plant and equipment, net	468	556
Goodwill	97	76
Intangible assets, net	1,166	1,375
	$5,822	$6,549
Liabilities
Current
Accounts payable	$195	$235
Accrued liabilities	389	658
Deferred revenue	366	470
	950	1,363
Long-term debt	1,322	1,707
Deferred income tax liability	13	48
	2,285	3,118
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 524,211,140 voting common shares (February 28, 2015 - 528,802,322)	2,446	2,444
Retained earnings	1,109	1,010
Accumulated other comprehensive loss	(18)	(23)
	3,537	3,431
	$5,822	$6,549
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as at February 28, 2015	$2,444	$1,010	$(23)	$3,431
Net income	—	119	—	119
Other comprehensive income	—	—	5	5
Share transactions:
Stock-based compensation	28	—	—	28
Exercise of stock options	1	—	—	1
Share repurchases	(27)	(20)	—	(47)
Balance as at August 29, 2015	$2,446	$1,109	$(18)	$3,537
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Revenue	$490	$916	$1,148	$1,882
Cost of sales
Cost of sales	301	491	630	993
Inventory write-down	4	7	25	30
Supply commitment recovery	—	(7)	(2)	(17)
	305	491	653	1,006
Gross margin	185	425	495	876
Operating expenses
Research and development	122	186	261	423
Selling, marketing and administration	191	195	365	595
Amortization	67	75	132	156
Debentures fair value adjustment	(228)	167	(385)	(120)
	152	623	373	1,054
Operating income (loss)	33	(198)	122	(178)
Investment loss, net	(12)	(20)	(28)	(46)
Income (loss) before income taxes	21	(218)	94	(224)
Recovery of income taxes	(30)	(11)	(25)	(40)
Net income (loss)	$51	$(207)	$119	$(184)
Earnings (loss) per share
Basic	$0.10	$(0.39)	$0.23	$(0.35)
Diluted	$(0.24)	$(0.39)	$(0.34)	$(0.41)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Net income (loss)	$51	$(207)	$119	$(184)
Other comprehensive income (loss)
Net change in unrealized gains on available-for-sale investments	—	—	(1)	—
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of nil and $3 million for the three and six months ended (August 30, 2014 - income tax recovery of nil and $2 million)	(6)	(1)	(4)	3
Amounts reclassified to net income (loss) during the period for derivatives designated as cash flow hedges, net of income tax recovery of nil and $3 million for the three and six months ended (August 30, 2014 - income tax recovery of nil and $1 million)	9	—	19	5
Foreign currency translation adjustment	3	—	(9)	—
Other comprehensive income (loss)	6	(1)	5	8
Comprehensive income (loss)	$57	$(208)	$124	$(176)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Six Months Ended
	August 29, 2015	August 30, 2014
Cash flows from operating activities
Net income (loss)	$119	$(184)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	327	362
Deferred income taxes	(29)	35
Stock-based compensation	28	22
Loss on disposal of property, plant and equipment	41	119
Debentures fair value adjustment	(385)	(120)
Other	17	10
Net changes in working capital items:
Accounts receivable, net	175	314
Other receivables	31	(10)
Inventories	(20)	131
Income taxes receivable, net	153	249
Other current assets	203	199
Accounts payable	(40)	(257)
Accrued liabilities	(265)	(311)
Deferred revenue	(111)	(145)
Net cash provided by operating activities	244	414
Cash flows from investing activities
Acquisition of long-term investments	(127)	(214)
Proceeds on sale or maturity of long-term investments	66	14
Acquisition of property, plant and equipment	(21)	(48)
Proceeds on sale of property, plant and equipment	—	348
Acquisition of intangible assets	(31)	(266)
Business acquisitions, net of cash acquired	(53)	(9)
Acquisition of short-term investments	(1,413)	(1,252)
Proceeds on sale or maturity of short-term investments	1,598	1,024
Effect of foreign exchange on investing activities	4	(4)
Net cash provided by (used in) investing activities	23	(407)
Cash flows from financing activities
Issuance of common shares	1	4
Common shares repurchased	(47)	—
Transfer from (to) restricted cash	3	(68)
Net cash used in financing activities	(43)	(64)
Effect of foreign exchange on cash and cash equivalents	(10)	1
Net increase (decrease) in cash and cash equivalents during the period	214	(56)
Cash and cash equivalents, beginning of period	1,233	1,579
Cash and cash equivalents, end of period	$1,447	$1,523
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 28, 2015 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and six months ended August 29, 2015 are not necessarily indicative of the results that may be expected for the full year ending February 27, 2016.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. Most fiscal years, including the fiscal years ending February 27, 2016 and February 28, 2015, comprise 52 weeks. However, if the date that is 52 weeks following the most recent fiscal year end is earlier than the last Saturday of February, then such fiscal year comprises 53 weeks. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements, except for the additional disclosure relating to the application of its revenue recognition policy and the accounting policy related to foreign currency translation as noted below.
Revenue Recognition
The Company recognizes revenue as earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Hardware
Revenue for hardware products is recognized when the four criteria noted above are met. The determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.
The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that (i) the future price reduction can be reliably estimated or based on contractual caps, (ii) the Company has not granted refunds in excess of those caps, and (iii) all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization by future product offerings. If there is a risk of future pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue and costs of goods sold when its products are sold through to an end user.
For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. Commencing in fiscal 2016,

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the Company was able to conclude that the price was fixed or determinable on shipment in certain cases and therefore, the four criteria for revenue recognition were met upon shipment. As such, sales of the Company’s latest BlackBerry 10 devices to wireless carriers in certain regions, and BlackBerry 7 devices in certain regions, are recognized as revenue at the time of shipment. Other shipments of BlackBerry 10 and BlackBerry 7 devices are recognized as revenue when the devices sell through to end users.
Service Access Fees
Revenue from service access fees is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Service access fees revenue also includes the recognition of previously deferred revenue related to multi-element arrangements for non-software services and software upgrade rights related to BlackBerry 10 devices.
Software and Services
Revenue from licensed software and value added services is recognized upon delivery or rateably over the license or subscription term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.
As part of the Company’s announced business strategy related to technology and patent licensing, the Company began to monetize its patent portfolio.
The Company’s outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims. Revenue from patent licensing agreements is recorded when the four major criteria of revenue recognition noted above are met. These criteria are generally fulfilled upon mutual signing of the license agreement.
From time to time, the Company may sell patents, which are typically non-strategic to the Company’s product and patent portfolio. These patent sales are a part of the technology and patent licensing strategy, and therefore represent a component of the Company’s major or central operations. Revenue from patent sales is recorded when the four major criteria of revenue recognition noted above are met. These criteria are generally fulfilled upon closing of the patent sale transaction.
Foreign Currency Translation
The U.S. dollar is the functional and reporting currency of the Company and substantially all of the Company’s subsidiaries.
Foreign currency denominated assets and liabilities of the Company and its U.S. dollar functional currency subsidiaries are translated into U.S. dollars. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet dates, and revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred. Remeasurement adjustments are included in income. Non-monetary assets and liabilities are translated at historical exchange rates.
Foreign currency denominated assets and liabilities of the Company’s non-U.S. dollar functional currency subsidiaries are translated into U.S. dollars at the exchange rates in effect on the consolidated balance sheet dates. Revenue and expenses are translated using monthly average exchange rates. Exchange gains or losses arising from translation of foreign currency denominated assets and liabilities are included as a currency translation adjustment within accumulated other comprehensive income (loss) (“AOCI”).
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will adopt this

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2015, the FASB issued a new accounting standard update on technical corrections and improvements that will affect a wide variety of topics in the Accounting Standards Codification (the “Codification”). This update will clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company does not expect that the adoption of this guidance will have a material impact on its results of operations, financial position and disclosures.
In July 2015, the FASB issued a new accounting standard update on the topic of inventory. The amendments in this update provide guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. It should be applied prospectively with earlier application permitted as of the beginning of the interim or annual reporting period. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at August 29, 2015 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$584	$—	$—	$—	$584	$584	$—	$—	$—
Other investments	54	—	—	—	54	—	—	54	—
	638	—	—	—	638	584	—	54	—
Level 1:
Money market funds	1	—	—	—	1	1	—	—	—

Level 2:
Term deposits, certificates of deposit, and GICs	215	—	—	—	215	107	52	—	56
Commercial paper	687	—	—	—	687	385	302	—	—
Non-U.S. promissory notes	200	—	—	—	200	75	125	—	—
U.S. government sponsored enterprise notes	238	—	—	—	238	25	213	—	—
Non-U.S. government sponsored enterprise notes	441	—	—	—	441	53	388	—	—
Non-U.S. treasury bills/notes	380	—	—	—	380	217	163	—	—
U.S. treasury bills/notes	514	—	—	—	514	—	330	184	—
	2,675	—	—	—	2,675	862	1,573	184	56
Level 3:
Corporate bonds	2	—	—	—	2	—	—	2	—
Auction rate securities	41	2	—	(6)	37	—	—	37	—
	43	2	—	(6)	39	—	—	39	—
	$3,357	$2	$—	$(6)	$3,353	$1,447	$1,573	$277	$56

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 28, 2015 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$765	$—	$—	$—	$765	$765	$—	$—	$—
Other investments	66	—	—	—	66	—	—	66	—
	831	—	—	—	831	765	—	66	—
Level 1:
Money market funds	1	—	—	—	1	1	—	—	—
Level 2:
Term deposits, certificates of deposits, and GICs	218	1	—	—	219	76	84	—	59
Commercial paper	710	—	—	—	710	240	470	—	—
Non-U.S. promissory notes	100	—	—	—	100	—	100	—	—
Non-U.S. treasury bills/notes	244	—	—	—	244	151	93	—	—
Non-U.S. government sponsored enterprise notes	49	—	—	—	49	—	49	—	—
U.S. government sponsored enterprise notes	149	—	—	—	149	—	149	—	—
U.S. treasury bills/notes	915	—	—	—	915	—	705	210	—
Corporate notes/bonds	8	—	—	—	8	—	8	—	—
	2,393	1	—	—	2,394	467	1,658	210	59
Level 3:
Corporate bonds	3	—	—	—	3	—	—	3	—
Auction rate securities	41	2	—	(6)	37	—	—	37	—
	44	2	—	(6)	40	—	—	40	—
	$3,269	$3	$—	$(6)	3,266	$1,233	$1,658	$316	$59
As at August 29, 2015, the Company’s other investments consisted of cost method investments of $54 million (February 28, 2015 - $52 million) and equity method investments of nil (February 28, 2015 - $14 million).
There were no realized gains or losses on available-for-sale securities for the three and six months ended August 29, 2015 or the three and six months ended August 30, 2014.
The Company has restricted cash, primarily consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to nine years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The contractual maturities of available-for-sale investments as at August 29, 2015 and February 28, 2015 were as follows:

	As At
	August 29, 2015		February 28, 2015
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$2,491	$2,491	$2,124	$2,125
Due in one to five years	187	187	213	213
Due after five years	34	36	94	96
No fixed maturity	1	1	1	1
	$2,713	$2,715	$2,432	$2,435
As at August 29, 2015 and February 28, 2015, the Company had no investments with continuous unrealized losses.
The Company engages in limited securities lending to generate fee income. Collateral which exceeds the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. As at August 29, 2015, the Company had no loaned securities (February 28, 2015 - loaned securities with a market value of $85 million).
In valuing the auction rate securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheets as at August 29, 2015 and February 28, 2015.
3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, please see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the United States Department of the Treasury, and are all investment grade.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and six months ended August 29, 2015 and August 30, 2014:

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Balance, beginning of period	$40	$39	$40	$40
Principal repayments	(1)	(1)	(1)	(2)
Balance, end of period	$39	$38	$39	$38

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and six months ended August 29, 2015 and August 30, 2014.
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.
The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at August 29, 2015	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted-Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$37	Discounted cash flow	Weighted-average life	7 - 18 years (13 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	99% - 144% (115%)	Increase/(decrease)
			Probability of waterfall event	10%	Increase/(decrease)
			Probability of permanent suspension of auction	5%	(Decrease)/increase
Corporate bonds/notes	$2	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	138%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (13%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional defaults assumption	0 - 44% (18%)	(Decrease)/increase

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at August 29, 2015
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$—	$18	$18	$626
Total		$—	$—	$18	$18	$626

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(8)	$(1)	$(5)	$(14)	$440
Currency option contracts	Accrued liabilities	(2)	—	—	(2)	45
Total		$(10)	$(1)	$(5)	$(16)	$485

Currency option contracts - premiums	Accumulated other comprehensive loss	$(1)	$—	$—	$(1)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

	As at February 28, 2015
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$19	$61	$80	$1,171
Currency option contracts	Other current assets	—	11	—	11	112
Total		$—	$30	$61	$91	$1,283

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(13)	$(4)	$(4)	$(21)	$654
Currency option contracts	Accrued liabilities	(13)	(1)	—	(14)	134
Total		$(26)	$(5)	$(4)	$(35)	$788
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1 to the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at August 29, 2015 and August 30, 2014, the outstanding derivatives

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from August 2015 to February 2016. As at August 29, 2015, the net unrealized loss on these forward and option contracts (including option premiums paid) was $11 million (February 28, 2015 - net unrealized loss of $26 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at August 29, 2015, the Company estimates that approximately $11 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and six months ended August 29, 2015:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 29, 2015	Six Months Ended August 29, 2015
Currency forward contracts	$(1)	Cost of sales	$—	$—
Currency forward contracts	(2)	Selling, marketing and administration	(5)	(9)
Currency option contracts	(1)	Selling, marketing and administration	(4)	(10)
Currency forward contracts	(5)	Research and development	—	—
Currency option contracts	(2)	Research and development	—	—
Total	$(11)		$(9)	$(19)
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and six months ended August 30, 2014:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended August 30, 2014	Six Months Ended August 30, 2014
Currency forward contracts	$—	Cost of sales	$—	$(1)
Currency forward contracts	—	Selling, marketing and administration	—	(1)
Currency option contracts	(1)	Selling, marketing and administration	—	—
Currency forward contracts	—	Research and development	—	(4)
Total	$(1)		$—	$(6)
The Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions which it did not designate as cash flow hedges. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from September 2015 to October 2015. As at August 29, 2015, there were unrealized losses (net of premiums paid) of $1 million recorded in respect of these instruments (February 28, 2015 - unrealized gains of $25 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from August 2015 to December 2015. As at August 29, 2015, there were unrealized gains (net of premiums paid) of $13 million recorded in respect of these instruments (February 28, 2015 - net unrealized

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

gains of $57 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the impact of all derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and six months ended August 29, 2015 and August 30, 2014:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Six Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Currency forward contracts	Selling, marketing and administration	$27	$19	$35	$(3)
Currency option contracts	Selling, marketing and administration	—	—	(4)	—
Total		$27	$19	$31	$(3)
Selling, marketing and administration expense for the three and six months ended August 29, 2015 included $8 million and $11 million in losses with respect to foreign exchange net of balance sheet revaluation (three and six months ended August 30, 2014 - gains of $12 million and $2 million).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 29, 2015, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 94% (February 28, 2015 - 47%). As at August 29, 2015, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $9 million on a notional value of $412 million (February 28, 2015 - $56 million total credit risk exposure on a notional value of $2.1 billion).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at August 29, 2015, the Company had posted $7 million of collateral to counterparties (February 28, 2015 - $15 million of collateral), which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in accrued liabilities.
The Company is exposed to market risk and credit risk on its investment portfolio. The Company reduces these risks by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 29, 2015, no single issuer represented more than 15% of the total cash, cash equivalents and investments (February 28, 2015 - no single issuer represented more than 28% of the total cash, cash equivalents and investments), and that issuer was the United States Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued unsecured convertible debentures due in 2020 (the “Debentures”) with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at August 29, 2015 was $10 million (February 28, 2015 - $10 million).
There were no individual customers that comprised more than 10% of accounts receivable as at August 29, 2015 or February 28, 2015.
Inventories
Inventories comprised the following:

	As at
	August 29, 2015	February 28, 2015
Raw materials	$25	$11
Work in process	55	62
Finished goods	62	49
	$142	$122
For the three and six months ended August 29, 2015, the Company recorded non-cash, pre-tax charges of $4 million and $25 million relating to the write-down of certain inventories and nil and $2 million recovery in supply commitments, respectively (three and six months ended August 30, 2014 - $7 million and $30 million in inventory write down and $7 million and $17 million recovery in supply commitments, respectively).
Other current assets
As at August 29, 2015, other current assets included $83 million in deferred cost of sales (February 28, 2015 - $199 million), as well as derivative instruments, among other items, none of which were greater than 5% of the current assets balance.
Property, plant and equipment, net
Property, plant and equipment comprised the following:

	As at
	August 29, 2015	February 28, 2015
Cost
Land	$26	$26
Buildings, leasehold improvements and other	400	423
BlackBerry operations and other information technology	1,205	1,236
Manufacturing equipment, research and development equipment and tooling	196	211
Furniture and fixtures	17	20
	1,844	1,916
Accumulated amortization	1,376	1,360
Net book value	$468	$556

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Intangible assets, net
Intangible assets comprised the following:

	As at August 29, 2015
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$502	$349	$153
Intellectual property	2,529	1,516	1,013
	$3,031	$1,865	$1,166
	As at February 28, 2015
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$473	$329	$144
Intellectual property	2,545	1,314	1,231
	$3,018	$1,643	$1,375
During the second quarter of fiscal 2016, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements as well as patent registration fees.
Based on the carrying value of the identified intangible assets as at August 29, 2015 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2016 and each of the four succeeding years is expected to be as follows: 2016 - $177 million; 2017 - $222 million; 2018 - $180 million; 2019 - $144 million; and 2020 - $113 million.
Goodwill
Changes to the carrying amount of goodwill were as follows:

Carrying Amount
Balance as at March 1, 2014	$—
Goodwill acquired through business combinations during the year	76
Balance as at February 28, 2015	76
Effect of foreign exchange on non-U.S. dollar denominated goodwill	(7)
Goodwill acquired through business combinations during the year(1)	28
Balance as at August 29, 2015	$97
(1) See Note 6 in these interim financial statements for details on the goodwill acquired through business acquisitions in fiscal 2016.
Accrued liabilities
As at August 29, 2015, other accrued liabilities included $72 million in accrued warranty obligations (February 28, 2015 - $123 million), as well as vendor inventory liabilities, royalties, carrier liabilities, accrued salaries and payroll withholding taxes, among other items, none of which were greater than 5% of the current liabilities balance.
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the six months ended August 29, 2015 as well as the accrued warranty obligations as at August 29, 2015 are set forth in the following table:

Accrued warranty obligations as at February 28, 2015	$123
Warranty costs incurred for the six months ended August 29, 2015	(31)
Warranty provision for the six months ended August 29, 2015	26
Adjustments for changes in estimates for the six months ended August 29, 2015	(46)
Accrued warranty obligations as at August 29, 2015	$72

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

6.	BUSINESS ACQUISITIONS
WatchDox Ltd. (“WatchDox”)
On May 7, 2015, the Company acquired all of the issued and outstanding shares of WatchDox, a data security company offering secure enterprise file-sync-and-share solutions, for $59 million in cash. The acquisition enhances the Company’s commitment to allow organizations to securely connect employees and corporate information across all mobile and desktop platforms. WatchDox’s technology will be offered independently and as a value-added service through BES12 that complements the Company’s enterprise mobility management portfolio.
The following table summarizes the preliminary fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the six months ended August 29, 2015:

Assets purchased
Current assets	$3
Intangible assets	34
Goodwill (1)	28
65
Liabilities assumed
Current liabilities	3
Deferred revenue	7
10
Net non-cash assets acquired	55
Cash acquired	4
Net assets acquired	$59

Total consideration	$59
______________________________
(1) Goodwill represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases.
The weighted-average amortization period of the acquired intangible assets is approximately nine years.
AtHoc, Inc. (“AtHoc”)
On September 22, 2015, the Company acquired all of the issued and outstanding shares of AtHoc, a leading provider of secure networked crisis communications, for approximately $250 million in cash and deferred compensation. AtHoc technology enhances the Company’s mission to provide secure communication solutions for the connected world. It will integrate with the Company’s enterprise portfolio of cross-platform solutions and trusted global network to enable new capabilities for safety, security and mission-critical business communications. The Company has not completed the accounting for the acquisition and therefore has not included detailed purchase accounting in this note. The Company expects that most of the purchase price will be allocated to identifiable intangible assets and goodwill.

7.	RESTRUCTURING PROGRAMS
Resource Alignment Program (“RAP”)
During fiscal 2016, the Company commenced the RAP for its device software, hardware and applications business with the objectives of reallocating resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. During the three and six months ended August 29, 2015, the Company incurred approximately $79 million and $131 million in total pre-tax charges related to this program for employee termination benefits, facilities and manufacturing network simplification costs. Other charges and cash costs may occur as programs are implemented or changes are completed.

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table sets forth the activity in the Company’s RAP liability for the six months ended August 29, 2015:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs and Foreign Exchange	Total
Charges incurred	$41	$17	$14	$72
Cash payments made	(22)	(3)	(4)	(29)
Balance as at August 29, 2015	$19	$14	$10	$43

The RAP charges, including non-cash charges incurred for the three and six months ended August 29, 2015, were as follows:

	Three Months Ended	Six Months Ended
Cost of sales	$14	$35
Research and development	14	27
Selling, marketing and administration	51	69
Total RAP charges	$79	$131
Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The Company incurred approximately $33 million and $259 million in pre-tax charges during the three and six months ended August 30, 2014 and $322 million in total pre-tax charges related to the CORE Program in fiscal 2015. All of the pre-tax charges were related to employee termination benefits, facilities, and manufacturing network simplification costs. During the six months ended August 29, 2015, the Company made cash payments of $21 million related to the CORE program, as shown in the table below. No further charges are expected to be incurred under the CORE program.
The following table sets forth the activity in the Company’s CORE program liability for the six months ended August 29, 2015:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs and Foreign Exchange	Total
Balance as at February 28, 2015	$3	$30	$2	$35
Net charges incurred	—	12	(5)	7
Cash payments made	(3)	(18)	—	(21)
Balance as at August 29, 2015	$—	$24	$(3)	$21
The CORE program charges, including non-cash charges incurred for the three and six months ended August 29, 2015 and August 30, 2014, were as follows:

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Cost of sales	$—	$10	$—	$22
Research and development	—	19	2	60
Selling, marketing and administration	6	4	13	177
Total CORE program charges	$6	$33	$15	$259
For the three and six months ended August 29, 2015, the $6 million and $15 million of CORE program charges incurred respectively relate to reconciliations of estimated accruals to actual costs incurred and do not represent charges for any activities during the quarter.
As part of the CORE program, the Company decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. The Company recorded no losses for the three and six months ended August 29, 2015 (three and six months ended August 30, 2014 - $2 million and $11 million) related to the write-

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

down to fair value less costs to sell of the assets held for sale. All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges in fiscal 2015 and prior periods.

8.	INCOME TAXES
For the six months ended August 29, 2015, the Company’s net effective income tax recovery rate was approximately 27% compared to a net effective income tax recovery rate of 18% for the six months ended August 30, 2014. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. During the second quarter of fiscal 2016, the Company made the determination that the cumulative undistributed earnings for certain foreign subsidiaries will be indefinitely reinvested, and as a result, the withholding tax accrual of $33 million recorded in respect of these subsidiaries was reversed. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at August 29, 2015 were $3 million (February 28, 2015 - $11 million). The unrecognized income tax benefits have been netted against deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

9.	LONG-TERM DEBT
Convertible Debentures
In fiscal 2014, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $1.25 billion private placement of the Debentures.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years and each $1,000 of Debentures are convertible at any time into 100 common shares of the Company for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the Debentures then outstanding. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s consolidated statements of operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity, nor would be if each component was freestanding. As at August 29, 2015, the fair value of the Debentures was $1.32 billion. The difference between the fair value of the Debentures and the unpaid principal balance of $1.25 billion is $72 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
The Company recorded non-cash income associated with the change in the fair value of the Debentures of $228 million in the second quarter of fiscal 2016 (the “Q2 Fiscal 2016 Debentures Fair Value Adjustment”) and non-cash income of $385 million for the six months ended August 29, 2015 (the “Fiscal 2016 Debentures Fair Value Adjustments”) (three and six months ended August 30, 2014 - charge of $167 million and income of $120 million). These adjustments are presented on a separate line in the Company’s consolidated statements of operations. The fair value adjustments do not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price.

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

For the three and six months ended August 29, 2015, the Company recorded interest expense related to the Debentures of $19 million and $38 million respectively, which has been included in investment loss on the Company’s consolidated statements of operations (three and six months ended August 30, 2014 - $19 million and $38 million). The Company is required to make quarterly interest-only payments of approximately $19 million during the seven years the Debentures are outstanding.
10.    STOCK-BASED COMPENSATION
Stock Options
The Company recorded a charge to income and a credit to paid-in-capital of approximately $1 million for the three and six months ended August 29, 2015 (nil and $1 million for the three and six months ended August 30, 2014) in relation to stock-based compensation expense.
A summary of option activity since February 28, 2015 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 28, 2015	1,486	$9.34
Exercises during the period	(144)	6.41
Forfeited/canceled/expired during the period	(224)	23.52
Balance as at August 29, 2015	1,118	$7.78	2.80	$1
Vested and expected to vest as at August 29, 2015	1,082	$7.77	2.79	$1
Exercisable as at August 29, 2015	332	$6.85	2.09	$—
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on August 29, 2015 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on August 29, 2015. The intrinsic value of stock options exercised during the six months ended August 29, 2015, calculated using the average market price during the six months ended August 29, 2015, was approximately $2.64 per share.
As at August 29, 2015, there was $1 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.33 years. The total fair value of stock options vested during the six months ended August 29, 2015 was $1 million.
Cash received from the stock options exercised for the six months ended August 29, 2015 was $1 million (six months ended August 30, 2014 - $4 million).
There were no stock options granted during the six months ended August 29, 2015 and August 30, 2014.
Restricted Share Units
The Company recorded compensation expense with respect to restricted share units (“RSUs”) of approximately $13 million and $27 million for the three and six months ended August 29, 2015 ($8 million and $21 million for the three and six months ended August 30, 2014).

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

A summary of RSU activity since February 28, 2015 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 28, 2015	26,001	$7.84
Granted during the period	1,686	9.29
Vested during the period	(1,263)	8.75
Forfeited/canceled during the period	(1,437)	8.99
Balance as at August 29, 2015	24,987	$7.83	1.95	$184
Expected to vest as at August 29, 2015	24,053	$7.78	1.98	$177
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on August 29, 2015) that would have been received by RSU holders if all RSUs had vested on August 29, 2015.
As at August 29, 2015, there was $124 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.68 years.
During the six months ended August 29, 2015, there were 1,685,676 RSUs granted (six months ended August 30, 2014 - 4,373,720), all of which will be settled upon vesting by the issuance of new common shares.

11.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the six months ended August 29, 2015:

	Capital Stock and Additional Paid-In Capital
	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 28, 2015	528,802	$2,444
Stock-based compensation	—	28
Exercise of stock options	145	1
Common shares issued for RSU settlements	1,264	—
Share repurchases	(6,000)	$(27)
Common shares outstanding as at August 29, 2015	524,211	$2,446
The Company had 524 million common shares, 1 million options to purchase common shares, 25 million RSUs and 0.4 million deferred share units outstanding as at September 22, 2015. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.
On June 22, 2015, the Company’s board of directors authorized a share repurchase program (the “Repurchase Program”) to purchase for cancellation up to 12 million common shares of the Company, or approximately 2.5% of the outstanding public float as of June 22, 2015. During the three months ended August 29, 2015, the Company repurchased 6 million common shares at a cost of approximately $47 million. The Company recorded a reduction of approximately $27 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $20 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the Repurchase Program have been canceled. The 6 million common shares repurchased under the Repurchase Program represented approximately 1.1% of the Company’s public float of common shares as of August 29, 2015.

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

12.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Net income (loss) for basic earnings (loss) per share available to common shareholders	$51	$(207)	$119	$(184)
Less: Debentures fair value adjustment (1)(2)	(228)	—	(385)	(120)
Add: interest expense on Debentures (1)(2)	19	—	38	38
Net loss for diluted loss per share available to common shareholders	$(158)	$(207)	$(228)	$(266)

Weighted-average number of shares outstanding (000’s) - basic	526,314	527,218	527,775	526,980
Effect of dilutive securities (000’s)
Stock-based compensation (3)	16,007	—	14,684	—
Conversion of Debentures (1)(2)	125,000	—	125,000	125,000
Weighted-average number of shares and assumed conversions (000’s) - diluted	667,321	527,218	667,459	651,980
Earnings (loss) per share - reported
Basic	$0.10	$(0.39)	$0.23	$(0.35)
Diluted	$(0.24)	$(0.39)	$(0.34)	$(0.41)
______________________________
(1) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the second quarter for the three months ended August 29, 2015. Accordingly, to calculate diluted loss per share, the Company adjusted net income by eliminating the Q2 Fiscal 2016 Debentures Fair Value Adjustment and interest expense incurred on the Debentures in the three months ended August 29, 2015 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 9 for details on the Debentures.
(2) The Company has presented the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of fiscal 2016 for the six months ended August 29, 2015. Accordingly, to calculate diluted loss per share, the Company adjusted net income by eliminating the Fiscal 2016 Debentures Fair Value Adjustments and interest expense incurred on the Debentures in the six months ended August 29, 2015 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 9 for details on the Debentures.
(3) The Company has presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of loss per share for the three and six months ended August 29, 2015. As at August 29, 2015, there were 1,117,711 options and 24,986,506 RSUs outstanding that may have a dilutive effect on earnings (loss) per share in future periods.

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the six months ended August 29, 2015 were as follows:

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at February 28, 2015	$—	$(26)	$3	$(23)
Other comprehensive loss before reclassifications	(9)	(4)	(1)	(14)
Amounts reclassified from AOCI into income	—	19	—	19
Other comprehensive income (loss) for the period	(9)	15	(1)	5
AOCI as at August 29, 2015	$(9)	$(11)	$2	$(18)

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The effects on net income of amounts reclassified from AOCI into income by component for the three and six months ended August 29, 2015 were as follows:

	Three Months Ended			Six Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Selling, marketing and administration	(9)	—	(9)	(19)	—	(19)
Recovery of income taxes	—	—	—	3	—	3
Total amount reclassified into income, net of tax	$(9)	$—	$(9)	$(16)	$—	$(16)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $55 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended February 28, 2015, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”, “The Company is subject to potential litigation claims arising from the Company’s disclosure practices”, and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of August 29, 2015, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summary of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. The Company filed a motion to dismiss the complaint. On March 13, 2015, the court issued an order granting the Company’s motion to dismiss. The plaintiffs have filed a motion for reconsideration and for leave to file an amended complaint. The proceeding is ongoing.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Asia and Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and current and former executive officers. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management

20

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Information Circular for fiscal 2015 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

(e)	Definitive purchase agreement
The Company has entered into a definitive purchase agreement to purchase Good Technology Corporation for $425 million in cash, subject to customary closing conditions, including regulatory approvals.

15.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s relay and provisioning infrastructure.
Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
North America
Canada	$47	$50	$116	$106
United States	129	247	345	467
	176	297	461	573
Europe, Middle East and Africa	202	368	447	782
Latin America	33	111	75	236
Asia Pacific	79	140	165	291
Total	$490	$916	$1,148	$1,882

North America
Canada	9.6%	5.4%	10.1%	5.6%
United States	26.4%	27.0%	30.1%	24.8%
	36.0%	32.4%	40.2%	30.4%
Europe, Middle East and Africa	41.2%	40.2%	38.9%	41.6%
Latin America	6.7%	12.1%	6.5%	12.5%
Asia Pacific	16.1%	15.3%	14.4%	15.5%
Total	100.0%	100.0%	100.0%	100.0%
Revenue, classified by revenue categories, was as follows:

	Three Months Ended		Six Months Ended
	August 29, 2015	August 30, 2014	August 29, 2015	August 30, 2014
Revenue mix
Software and services	$73	$62	$210	$117
Hardware	201	418	464	796
Service access fees	211	421	463	939
Other	5	15	11	30
	$490	$916	$1,148	$1,882

21

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Property, plant and equipment, intangible assets and goodwill, classified by geographic segments in which the Company’s assets are located, was as follows:

	As at
	August 29, 2015		February 28, 2015
	Property, plant and equipment, intangible assets and goodwill	Total assets	Property, plant and equipment, intangible assets and goodwill	Total assets
Canada	$1,332	$1,886	$1,628	$3,368
United States	180	3,135	202	2,700
United Kingdom	99	313	79	126
Other	120	488	98	355
	$1,731	$5,822	$2,007	$6,549

22

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED AUGUST 29, 2015
September 25, 2015
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and six months ended August 29, 2015, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 28, 2015 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and six months ended August 29, 2015 and up to and including September 25, 2015.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2015 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2015 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s ability to reach sustainable non-GAAP profitability by the end of fiscal 2016, and expectations regarding its cash flow and revenue trend;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives described below;

•	the Company's expectations regarding the release of its Android device;

•
the Company’s expectations regarding anticipated demand for, and the timing of, new product and service offerings, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 10, BES12, BlackBerry 10 smartphones, services related to BlackBerry Messenger (“BBM”), and the cloud-based BlackBerry Internet of Things platform (the “BlackBerry IoT Platform”);

•	the Company’s expectations regarding revenue, cash flow and earnings to be generated by its recent and planned acquisitions;

•	the Company’s expectations regarding the generation of revenue from its software, services and other technologies, including the monetization of its patent portfolio;

•	the Company's expectations regarding hardware revenue for the next quarter;

•	the Company's expectations regarding its overall revenue for the remainder of fiscal 2016;

•	the Company’s expected benefits from its plans to reallocate resources through its resource alignment program (the “RAP”);

•	the Company’s anticipated levels of decline in service access fees revenue in the third quarter of fiscal 2016;

•	the Company’s expectations for gross margin for the next quarter;

•	the Company's expectations for operating expenses for the remainder of fiscal 2016;

•	the Company’s expectations for earnings per share for fiscal 2016;

•	the Company’s expectations regarding its common share repurchase program (the “Repurchase Program”);

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and

•	the Company’s estimates of purchase obligations and other contractual commitments.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Second Quarter Fiscal 2016 Summary Results of Operations - Financial Highlights”, “Second Quarter Fiscal 2016 Summary Results of Operations - Financial Highlights - Business Acquisitions”, “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Revenue – Revenue by Category – Software and Services Revenue ”, “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Revenue – Revenue by Category – Hardware Revenue”, “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Revenue – Revenue by Category – Service Access Fees Revenue”, “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Gross Margin”, “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Operating Expenses”, “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Net Income (Loss)”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, including:

•	the Company’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy smartphones;

•
the Company’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in the Company’s service access fees;

•
the Company's ability to successfully launch a device on the Android platform that is positively differentiated from competing products, and to receive broad market acceptance for the device without eroding the Company's brand identity or impairing the economic viability of the BlackBerry 10 platform;

•
risks related to acquisitions recently announced by the Company, including its ability to integrate and manage the acquired businesses, personnel and products and to achieve strategic objectives, revenue generation, cost savings and other benefits from those acquisitions;

•
the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; and

•
intense competition, rapid change and significant strategic alliances within the Company’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company’s competitive position or could continue to require the Company to reduce its prices to compete effectively.

All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company’s financial results and performance are magnified at the present time given the

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

uncertainties related to the Company’s strategic initiatives described in this MD&A. See “Business Overview - Strategy, Products and Services” in this MD&A, as well as that section in the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. The Company secures the world’s most sensitive data across all endpoints – from cars to smartphones – making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB) and its unsecured convertible debentures due 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company has sought to renew its focus on its core strengths of enterprise and security through the expansion of its product and service offerings in the enterprise space, including the introduction of the cross-platform BES12 solution.
The Company’s latest devices are its BlackBerry 10 smartphone models, including most recently the Leap, Classic and Passport. As at the end of the second quarter of fiscal 2016, the Company had a user base of approximately 30 million.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended August 29, 2015 compared to three months ended August 30, 2014 – Revenue” and “Results of Operations - Six months ended August 29, 2015 compared to six months ended August 30, 2014 – Revenue”.
Strategy, Products and Services
The Company’s operating unit organizational structure consists of the Devices business, Enterprise Services, BlackBerry Technology Solutions and Messaging. Across all four businesses, BlackBerry products and services are renowned for productivity and security, and the Company believes it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad product portfolio is focused on serving enterprise customers, particularly in regulated industries and select vertical markets, including financial services, government, law firms and healthcare. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its BES infrastructure beyond enterprise mobility management (“EMM”), to include application management, application enablement and application development and, on top of this extensive foundation, deliver vertical solutions and endpoint management in the Internet of Things. BlackBerry has aligned its businesses and operations around the four core areas to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities across all businesses in support of the Company’s overall strategy and financial objectives. Please also see the “Narrative Description of the Business - Strategy” and “Narrative Description of the Business - Products and Services” sections in the AIF, which is included in the Annual Report.
The Company continues to implement its strategy, taking the following key steps to date in fiscal 2016:

•	entered into an agreement to acquire Good Technology Corporation, a provider of secure mobility solutions, including secure applications and containerization that protects end user privacy;

•
acquired AtHoc, Inc. (“AtHoc”), a provider of secure, networked crisis communications that enables people, devices and organizations to exchange critical information in real time during business continuity and life safety operations;

•
announced its plans to release a flagship slider device, Priv, that will run on the Android operating system, bringing together the best of BlackBerry security and productivity with the expansive mobile application ecosystem available on the Android platform. In combination with BlackBerry’s efforts to support Android for Work on the BES12 platform, the new device will offer best in class security for enterprise customers;

•
acquired WatchDox Ltd. (“WatchDox”), a data security company offering secure enterprise file-sync-and-share solutions that allow users to protect, share and work with their files on any device, and introduced a new WatchDox application for BlackBerry 10 devices providing secure anytime online access to content and expanding support to devices with Samsung KNOX, Android for Work and Secure Work Space for iOS and Android;

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	entered into a long-term patent cross-licensing agreement with Cisco;

•
entered into a joint development and manufacturing agreement with Wistron Corporation, which is expected to reduce the time to market of new devices, streamline the supply chain, leverage greater economies of scale, and enable resource and fixed asset reductions for greater business efficiency;

•	announced a new partnership with T-Mobile US, Inc. to bring the BlackBerry Classic to the Un-carrier’s Data Strong network and its individual and business customers;

•	announced the planned integration of Samsung KNOX™ with WorkLife by BlackBerry and SecuSUITE with BlackBerry enterprise solutions to be offered through Samsung Business Services;

•	announced that certain mobile operators will offer BlackBerry’s Enhanced SIM-Based Licensing for enterprise customers, BES12 and BlackBerry EMM services with their monthly wireless subscriber invoice;

•
announced BES12 Cloud, a cloud-based EMM solution that offers easy management of iOS®, Android™, Windows Phone®, BlackBerry 10 smartphones and tablets, as well as a wide range of Samsung KNOX and Android for Work™ smartphones and tablets;

•
obtained the approval of the U.S. Department of Defense (“DoD”) for the use of Public Key Infrastructure credentials on BlackBerry OS and BlackBerry 10 smartphones, eliminating the need for users to rely on Common Access Card hardware and software to securely access data on DoD unclassified networks;

•
announced new BlackBerry partner applications available for BlackBerry 10, iOS and Android devices that are enabling innovative solutions to improve healthcare communications, workflow and patient care;

•
appointed Laurie Smaldone Alsup, M.D., an executive leader in drug development, regulatory strategy, and regulatory approvals in the pharmaceutical and biotechnology industries, to the board of directors of the Company (the “Board”); and

•	appointed Carl Wiese as President of Global Sales of the Company.
The Company continues to enhance its offerings with new value-added services, including advanced security tools and additional enterprise services, new services for the Company’s BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
Technology Licensing
The Company’s business strategy related to technology and patent licensing includes the monetization of its patent portfolio. The Company’s outbound patent licensing agreements provide for license fees that may be a single upfront payment or multiple payments representing all or a majority of the licensing revenue that will be payable to the Company. These agreements grant (i) a limited non-exclusive, non-transferable license to certain of the Company’s patents, (ii) a covenant not to enforce patent rights against the licensee, and (iii) the release of the licensee from certain claims. From time to time the Company may sell patents, which are typically non-strategic to the Company’s product and patent portfolio. These patent sales are a part of the technology and patent licensing strategy, and therefore represent a component of the Company’s major or central operations.
Common Share Repurchase Program
On June 22, 2015, the Board authorized the Repurchase Program to purchase for cancellation up to 12 million common shares of the Company, or approximately 2.5% of the outstanding public float as of June 22, 2015.  The purpose of the Repurchase Program is to offset dilution from the Company’s new employee share purchase plan and an amendment to the Company’s equity incentive plan increasing the number of shares available thereunder, both as approved by the shareholders of the Company on June 23, 2015. The Company may purchase the common shares over the NASDAQ Global Select Market, on the Toronto Stock Exchange (the “TSX”) or, subject to regulatory approval, on other markets. The price the Company will pay for any shares under the Repurchase Program will be the prevailing market price at the time of purchase. The Repurchase Program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares on the applicable exchange.
The TSX has approved the Company’s notice of intention (the “Notice”) to commence a normal course issuer bid on that exchange. Daily purchases are limited to 578,619 common shares, other than block purchases. The Repurchase Program commenced on June 29, 2015 and will terminate on June 28, 2016 or on such earlier date as BlackBerry may complete its

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

purchases pursuant to the Notice. Shareholders may obtain a copy of the Notice, without charge, by contacting the Corporate Secretary of the Company at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7.
During the three months ended August 29, 2015, the Company repurchased 6 million common shares at a cost of approximately $47 million. The Company recorded a reduction of approximately $27 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $20 million was charged to retained earnings. All common shares repurchased by the Company pursuant to the Repurchase Program have been canceled. The 6 million common shares repurchased under the Repurchase Program represented approximately 1.1% of the Company’s public float of common shares as of August 29, 2015.
The Board has authorized an increase in the number of common shares that may be purchased for cancellation under the Repurchase Program by up to 15 million common shares, or approximately 3.3% of the public float as of September 24, 2015, subject to regulatory approval. With the increase, up to 21 million common shares will be available for repurchase and cancellation, or approximately 4.6% of the public float as of September 24, 2015.
The actual number of shares to be purchased and the timing and pricing of any additional purchases under the Repurchase Program will depend on future market conditions and upon potential alternative uses for cash resources.  There is no assurance that any additional shares will be purchased under the Repurchase Program and the Company may elect to modify, suspend or discontinue the program at any time without prior notice.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On September 25, 2015, the Company announced financial results for the three and six months ended August 29, 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.

The Company included additional non-GAAP adjustments in the current quarter (software deferred revenue acquired, stock compensation expense, and amortization of intangible assets acquired through business combinations) that are consistent with common practice in the software industry, and has applied those adjustments to comparative periods. The Company believes this is appropriate due to its increased emphasis on software and its completed and planned acquisitions of software firms with significant recurring revenue streams.
For the three months ended August 29, 2015, these measures were adjusted for the following (collectively, the “Q2 Fiscal 2016 Non-GAAP Adjustments”):

•
the Q2 Fiscal 2016 Debentures Fair Value Adjustment (as defined below under “Second Quarter Fiscal 2016 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $228 million (pre-tax and after tax);

•	RAP charges of approximately $79 million (pre-tax and after tax);

•	Cost Optimization and Resource Efficiency (“CORE”) program charges of approximately $6 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $1 million (pre-tax and after tax);

•	stock compensation expense of approximately $14 million (pre-tax and after tax); and

•	amortization of intangible assets acquired through business combinations of approximately $11 million (pre-tax and after tax).
For the six months ended August 29, 2015, these measures were adjusted for the following (collectively, the “Fiscal 2016 Non-GAAP Adjustments”):

•
the Fiscal 2016 Debentures Fair Value Adjustment (as defined below under “Second Quarter Fiscal 2016 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $385 million (pre-tax and after tax);

•	RAP charges of approximately $131 million (pre-tax and after tax);

•	CORE program charges of approximately $15 million (pre-tax and after tax);

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $1 million (pre-tax and after tax);

•	stock compensation expense of approximately $28 million (pre-tax and after tax); and

•	amortization of intangible assets acquired through business combinations of approximately $20 million (pre-tax and after tax).
The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss, adjusted loss per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months ended August 29, 2015 to the most directly comparable U.S. GAAP measures was included in the Company’s press release dated September 25, 2015, and is reflected in the table below.

Q2 Fiscal 2016 Non-GAAP Adjustments		For the Three Months Ended August 29, 2015 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss )	Basic earnings (loss) per share
As reported		$185	37.8%	$21	$51	$0.10
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—%	(228)	(228)
RAP charges (2)	Cost of sales	14	2.9%	14	14
RAP charges (2)	Research and development	—	—%	14	14
RAP charges (2)	Selling, marketing and administration	—	—%	51	51
CORE program charges	Selling, marketing and administration	—	—%	6	6
Software deferred revenue acquired	Revenue	1	0.1%	1	1
Stock compensation expense	Cost of sales	1	0.1%	1	1
Stock compensation expense	Research and development	—	—%	4	4
Stock compensation expense	Selling, marketing and administration	—	—%	9	9
Acquired intangibles amortization	Amortization	—	—%	11	11
Adjusted		$201	40.9%	$(96)	$(66)	$(0.13)
(1) See “Second Quarter Fiscal 2016 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment ”.
(2) See “Second Quarter Fiscal 2016 Summary Results of Operations - Financial Highlights - RAP”.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of the non-GAAP financial measures for the six months ended August 29, 2015 to the most directly comparable U.S. GAAP measures is reflected in the table below.

Fiscal 2016 Non-GAAP Adjustments		For the Six Months Ended August 29, 2015 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$495	43.1%	$94	$119	$0.23
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—%	(385)	(385)
RAP charges (2)	Cost of sales	35	3.0%	35	35
RAP charges (2)	Research and development	—	—%	27	27
RAP charges (2)	Selling, marketing and administration	—	—%	69	69
CORE program charges	Research and development	—	—%	2	2
CORE program charges	Selling, marketing and administration	—	—%	13	13
Software deferred revenue acquired	Revenue	1	0.1%	1	1
Stock compensation expense	Cost of sales	1	0.1%	1	1
Stock compensation expense	Research and development	—	—%	8	8
Stock compensation expense	Selling, marketing and administration	—	—%	19	19
Acquired intangibles amortization	Amortization	—	—%	20	20
Adjusted		$532	46.3%	$(96)	$(71)	$(0.13)
(1) See “Second Quarter Fiscal 2016 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment ”.
(2) See “Second Quarter Fiscal 2016 Summary Results of Operations - Financial Highlights - RAP”.

Similarly, on September 26, 2014, the Company announced financial results for the three and six months ended August 30, 2014, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.

For the three months ended August 30, 2014, these measures were adjusted for the following (collectively, the “Q2 Fiscal 2015 Non-GAAP Adjustments”):

•	the Debentures fair value adjustment of $167 million (pre-tax and after tax);

•	CORE program charges of approximately $33 million ($29 million after tax);

•	stock compensation expense of approximately $8 million (pre-tax and after tax); and

•	amortization of intangible assets acquired through business combinations of approximately $10 million (pre-tax and after tax)

For the six months ended August 30, 2014, these measures were adjusted for the following (collectively, the “Fiscal 2015 Non-GAAP Adjustments”):

•	the Debentures fair value adjustment of $120 million (pre-tax and after tax);

•	CORE program charges of approximately $259 million pre-tax ($233 million after tax);

•	stock compensation expense of approximately $21 million (pre-tax and after tax); and

•	amortization of intangible assets acquired through business combinations of approximately $19 million (pre-tax and after tax).

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of these non-GAAP financial measures for the three and six months ended August 30, 2014 to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated September 26, 2014, and is reflected in the table below.

		For the Three Months Ended August 30, 2014 (in millions)			For the Six Months Ended August 30, 2014 (in millions)
	Income statement location	Gross margin (before taxes)	Loss before income taxes	Net income (loss )	Gross margin (before taxes)	Loss before income taxes	Net loss
As reported		$425	$(218)	$(207)	$876	$(224)	$(184)
Debentures fair value adjustment	Debentures fair value adjustment	—	167	167	—	(120)	(120)
CORE program charges	Cost of sales	10	10	9	22	22	20
CORE program charges	Research and development	—	19	17	—	60	54
CORE program charges	Selling, marketing and administration	—	4	3	—	177	159
Stock compensation expense	Cost of sales	—	—	—	1	1	1
Stock compensation expense	Research and development	—	3	3	—	7	7
Stock compensation expense	Selling, marketing and administration	—	5	5	—	13	13
Acquired intangibles amortization	Amortization	—	10	10	—	19	19
Adjusted		$435	$—	$7	$899	$(45)	$(31)
The Company also reported adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for the three and six months ended August 29, 2015 of $68 million and $239 million, respectively, as shown in the table below.

	For the Three Months Ended August 29, 2015 (in millions)	For the Six Months Ended August 29, 2015 (in millions)
Operating income	$33	$122
Non-GAAP adjustments to operating income
Debentures fair value adjustment	(228)	(385)
RAP charges	79	131
CORE program charges	6	15
Software deferred revenue acquired	1	1
Stock compensation expense	14	28
Acquired intangibles amortization	11	20
Total non-GAAP adjustments to operating income	(117)	(190)
Non-GAAP operating loss	(84)	(68)
Amortization	163	327
Acquired intangibles amortization	(11)	(20)
Adjusted EBITDA	$68	$239

Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of additional disclosure as described in Note 1 of the Consolidated Financial Statements.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends a number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2015, the FASB issued a new accounting standard update on technical corrections and improvements that will affect a wide variety of topics in the Accounting Standards Codification (the “Codification”). This update will clarify the Codification, correct unintended application of guidance, or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Company does not expect that the adoption of this guidance will have a material impact on its results of operations, financial position and disclosures.
In July 2015, the FASB issued a new accounting standard update on the topic of inventory. The amendments in this update provide guidance on the subsequent measurement of inventory from the lower of cost or market to the lower of cost and net realizable value for entities using the first-in, first-out or the average cost method. The amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. It should be applied prospectively with earlier application permitted as of the beginning of the interim or annual reporting period. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
Second Quarter Fiscal 2016 Summary Results of Operations
The following table sets forth certain consolidated statement of operations data as at August 29, 2015 and August 30, 2014.

	For the Three Months Ended (in millions, except for share and per share amounts)
	August 29, 2015		August 30, 2014		Change
Revenue	$490	100.0%	$916	100.0%	$(426)
Gross margin(1)(2)	185	37.8%	425	46.4%	(240)
Operating expenses(1)(2)	152	31.0%	623	68.0%	(471)
Income (loss) before income taxes	21	4.3%	(218)	(23.8%)	239
Recovery of income taxes	(30)	(6.1%)	(11)	(1.0%)	(19)
Net income (loss)	$51	10.4%	$(207)	(22.6%)	$258

Earnings (loss) per share - reported
Basic	$0.10		$(0.39)		$0.49
Diluted(3)	$(0.24)		$(0.39)		$0.15

Weighted-average number of shares outstanding (000’s)
Basic	526,314		527,218
Diluted(3)	667,321		527,218

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2016 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2015 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2015.

(3)
Diluted loss per share on a GAAP basis for the second quarter of fiscal 2016 includes the dilutive effect of the Debentures using the if-converted method, assuming conversion at the beginning of the fiscal quarter, as well as the dilutive effect of the Company’s in-the-money options or restricted share units (“RSUs”) that will be settled upon vesting by the issuance of new common shares. See Note 12 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights
The Company had approximately $3.4 billion in cash, cash equivalents and investments as of August 29, 2015. In the second quarter of fiscal 2016, the Company recognized revenues of $490 million and net income of $51 million, or $0.10 basic earnings per share and $0.24 diluted loss per share on a GAAP basis. As further discussed below, net income reflects non-cash income associated with the change in the fair value of the Debentures of $228 million, restructuring charges of $79 million related to the RAP, restructuring charges of $6 million related to the CORE program, software deferred revenue acquired of $1 million, stock compensation expense of $14 million, and acquired intangibles amortization of $11 million recorded in the second quarter of fiscal 2016. See also “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources” in this MD&A.
The Company continues to anticipate generating positive free cash flow. The Company continues to forecast revenue stabilization and sustainable non-GAAP profitability by the end of fiscal 2016.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation is required under U.S. GAAP. The valuation is influenced by a number of embedded features within the Debentures, including the Company’s put option on the debt and the investors’ conversion option, among others. The primary factors that influence the fair value adjustment are the Company’s share price, as well as associated volatility in the share price, and the Company’s implied credit rating. The fair value adjustment does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the second quarter of fiscal 2016, the Company recorded non-cash income associated with the change in the fair value of the Debentures of approximately $228 million (pre-tax and after tax) (the “Q2 Fiscal 2016 Debentures Fair Value Adjustment”). For the six months ended August 29, 2015, the Company recorded non-cash income associated with the change in the fair value of the Debentures of approximately $385 million (pre-tax and after tax) (the “Fiscal 2016 Debentures Fair Value Adjustment”).
Business Acquisitions
On September 22, 2015, the Company acquired all of the issued and outstanding shares of AtHoc, a leading provider of secure networked crisis communications, for approximately $250 million in cash and deferred compensation. AtHoc technology enhances the Company’s mission to provide secure communication solutions for the connected world. It will integrate with the Company’s enterprise portfolio of cross-platform solutions and trusted global network to enable new capabilities for safety, security and mission-critical business communications.
On September 4, 2015, the Company announced that it had entered into a definitive agreement to acquire Good Technology Corporation for $425 million in cash. The acquisition is aligned with the Company’s strategy to offer the most complete, end-to-end solution that secures the entire mobile enterprise, across all platforms, and will allow BlackBerry to expand its ability to offer a unified, secure mobility platform for any mobile device on any operating system supported with security certified by governments around the world. The transaction is expected to close late in the third quarter of fiscal 2016, and the Company expects the business to contribute approximately $160 million in GAAP revenue and be accretive to cash flow and earnings in the first year.
The Company’s expectations as to revenue and other financial metrics for the remainder of fiscal 2016 set forth in this MD&A reflect the completion of the acquisition of AtHoc on September 22, 2015 and assume completion of the acquisition of Good Technology Corporation on the timing disclosed above.
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP for its device software, hardware and applications business with the objectives of reallocating resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the three and six months ended August 29, 2015, the Company incurred approximately $79 million and $131 million in total pre-tax charges related to this program for employee termination benefits and facilities costs.
Free Cash Flow
Free cash flow is a measure of financial performance calculated as operating cash flow minus capital expenditures. For the three months ended August 29, 2015, the Company reported free cash flow of $100 million, which consisted of operating cash flows of $110 million, minus capital expenditures of $10 million. Free cash flow excludes the effect of foreign exchange.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three months ended August 29, 2015 compared to three months ended August 30, 2014
Revenue
Revenue for the second quarter of fiscal 2016 was $490 million, a decrease of $426 million, or 46.5%, from $916 million in the second quarter of fiscal 2015.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	August 29, 2015		August 30, 2014		Change
BlackBerry handheld devices recognized	0.8		2.1		(1.3)	(61.9%)

Revenue
Software and services	73	14.9%	62	6.8%	11	17.7%
Hardware	$201	41.0%	$418	45.6%	$(217)	(51.9)%
Service access fees	211	43.1%	421	46.0%	(210)	(49.9)%
Other	5	1.0%	15	1.6%	(10)	(66.7)%
	$490	100.0%	$916	100.0%	$(426)	(46.5)%
Revenue by Geography
North America	$176	36.0%	$297	32.4%	$(121)	(40.7)%
Europe, Middle East and Africa	202	41.2%	368	40.2%	(166)	(45.1)%
Latin America	33	6.7%	111	12.1%	(78)	(70.3)%
Asia Pacific	79	16.1%	140	15.3%	(61)	(43.6)%
	$490	100.0%	$916	100.0%	$(426)	(46.5)%
Revenue by Category
Software and Services Revenue
Software and services revenue, which includes fees from licensed BES software, client access licenses, maintenance and upgrades, software licensing revenues, technology licensing revenues, and technical support revenues increased by $11 million, or 17.7%, to $73 million, or 14.9% of revenue, in the second quarter of fiscal 2016, compared to $62 million, or 6.8% of revenue, in the second quarter of fiscal 2015. The increase was primarily attributable to an increase in revenue from QNX, BBM messaging revenues and BB10 advanced services, partially offset by the decrease in technical support. In the first quarter of fiscal 2016, the Company stated that its expectation for software revenue, excluding revenue from technology licensing, would increase by over 20% in the second quarter compared to the same period in the prior fiscal year. Software revenues, excluding technology licensing, for the second quarter of fiscal 2016, increased by approximately 16.5% compared to the same period in the prior fiscal year. The increase was less than expected due to a greater than expected decline in software technical support revenues as a result of declines in the historical user base and a shift to a subscription service model. The Company expects a double-digit quarterly growth rate in software revenues, excluding technology licensing, on a year-over-year basis. The Company expects contribution from technology licensing revenue in the third and fourth quarters of fiscal 2016.
The Company expects non-GAAP software and services revenue in the $500 million range in fiscal 2016, excluding revenue generated from BBM services such as BBM Protected and BBM Meetings. The Company expects to generate software and services revenue from monetizing existing and forthcoming products and its patent portfolio, including as described above in “Business Overview - Strategy, Products and Services”. The Company expects the growth of software and services revenue to accelerate in the second half of fiscal 2016 and expects software and services revenue to offset the decline in service access fees revenue by the fourth quarter of fiscal 2016.
Hardware Revenue
Hardware revenue was $201 million, or 41.0% of revenue, in the second quarter of fiscal 2016 compared to $418 million, or 45.6% of revenue, in the second quarter of fiscal 2015, representing a decrease of $217 million or 51.9%. The Company recognized revenue related to approximately 0.8 million BlackBerry handheld devices in the second quarter of fiscal 2016, compared to approximately 2.1 million BlackBerry handheld devices in the second quarter of fiscal 2015. Approximately 85% of the devices recognized in the second quarter of fiscal 2016 were BlackBerry 10 devices. The Company believes that

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand due to intense competition and the Company’s aging product portfolio, which was partially offset by an increase in the average selling prices with the introduction of new devices, including the Passport, Classic and Leap. The Company expects hardware revenue to be stable in the next fiscal quarter. With stability in hardware revenue and growth in software revenue, the Company expects modest sequential growth in total revenue in each of the remaining quarters of fiscal 2016.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. Commencing in fiscal 2016, the Company was able to conclude that the price was fixed or determinable on shipment in certain cases and therefore, the four criteria for revenue recognition were met upon shipment. As such, sales of the Company’s latest BlackBerry 10 devices to wireless carriers in certain regions, and BlackBerry 7 devices in certain regions, are recognized as revenue at the time of shipment. Other shipments of BlackBerry 10 and BlackBerry 7 devices are recognized as revenue when the devices sell through to end users.
During the second quarter of fiscal 2016, approximately 1.1 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the second quarter of fiscal 2016 and which reduced the Company’s inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 2.4 million in the second quarter of fiscal 2015.
Service Access Fees Revenue
Service access fees revenue decreased by $210 million, or 49.9%, to $211 million, or 43.1% of revenue, in the second quarter of fiscal 2016, compared to $421 million, or 46.0% of revenue, in the second quarter of fiscal 2015.
The decrease in service access fees revenue is primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to the second quarter of fiscal 2015, and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans.
In the first quarter of fiscal 2016, the Company stated its expectations that service access fees revenue would decline by approximately 15% per quarter in fiscal 2016. Service access fees revenues for the second quarter of fiscal 2016 decreased by approximately 16% compared to the first quarter of fiscal 2016. The Company continues to expect service access fees revenue to decline by approximately 15% per quarter for the remainder of fiscal 2016.
Other Revenue
Other revenue, which includes non-warranty repairs and accessories, decreased by $10 million in the second quarter of fiscal 2016 compared to the second quarter of fiscal 2015. The decrease was primarily attributable to decreases in non-warranty repair revenues.
Revenue by Geography
North America Revenues
Revenues in North America were $176 million, or 36.0% of revenue, in the second quarter of fiscal 2016, reflecting a decrease of $121 million compared to $297 million, or 32.4% of revenue, in the second quarter of fiscal 2015. Sales in the United States represented approximately 26.4% of total revenue in the second quarter of fiscal 2016, compared to 27.0% of total revenue in the second quarter of fiscal 2015 and sales in Canada represented approximately 9.6% of revenue in the second quarter of fiscal 2016, compared to 5.4% of revenue in the second quarter of fiscal 2015.
Revenues in North America decreased compared to the second quarter of fiscal 2015 due to the Company’s aging product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, intense competition and reduction in service access fees revenue partially offset by Passport, Classic and Leap device sales.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $202 million or 41.2% of revenue in the second quarter of fiscal 2016, reflecting a decrease of $166 million compared to $368 million or 40.2% of revenue in the second quarter of fiscal 2015. The Company believes that the decrease in revenues is due to a reduction in service access fees revenue, as well as the Company’s aging product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and intense competition, partially offset by Classic, Passport and Z3 device sales.
Some of the larger markets comprising this region include the United Kingdom, Germany and South Africa.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Latin America Revenues
Revenues in Latin America were $33 million or 6.7% of revenue in the second quarter of fiscal 2016, reflecting a decrease of $78 million compared to $111 million or 12.1% of revenue in the second quarter of fiscal 2015. The Company believes that the decrease in revenues is due to the reduction in service access fees revenue, as well as the Company’s aging product portfolio, consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments, and intense competition.
Some of the larger markets comprising this region include Argentina, Mexico and Brazil.
Asia Pacific Revenues
Revenues in Asia Pacific were $79 million or 16.1% of revenue in the second quarter of fiscal 2016, reflecting a decrease of $61 million compared to $140 million or 15.3% of revenue in the second quarter of fiscal 2015. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Latin America revenues, which was partially offset by Passport and Classic device sales.
Some of the larger markets comprising this region include Indonesia, India and Malaysia.
Gross Margin
Gross margin decreased by $240 million to $185 million, or 37.8% of revenue, in the second quarter of fiscal 2016, compared to $425 million, or 46.4% of revenue, in the second quarter of fiscal 2015. Excluding the relevant Q2 Fiscal 2016 Non-GAAP Adjustments and Q2 Fiscal 2015 Non-GAAP Adjustments, gross margin decreased by $234 million to $201 million or 40.9% of revenue.
The $234 million decrease in gross margin was primarily attributable to a reduction in service access fees revenue compared to the second quarter of fiscal 2015 and a decrease in the number of devices for which revenue was recognized due to intense competition and an aging product portfolio, as noted above. The decrease was partially offset by an increase in software and services revenue, as well as an increase in the average selling prices of devices recognized, as previously described. Generally, service access fees and software and services revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin. The Company expects non-GAAP gross margin for the third quarter of fiscal 2016 in the 40% range.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended August 29, 2015, compared to the quarter ended May 30, 2015 and the quarter ended August 30, 2014. The Company believes it is meaningful to also provide a comparison between the second quarter of fiscal 2016 and the first quarter of fiscal 2016 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	August 29, 2015		May 30, 2015		August 30, 2014
		% of Revenue		% of Revenue		% of Revenue
Revenue	$490		$658		$916
Operating expenses
Research and development (1)(2)(3)	$122	24.9%	$139	21.1%	$186	20.3%
Selling, marketing and administration (1)(2)(3)	191	39.0%	174	26.4%	195	21.3%
Amortization	67	13.7%	65	9.9%	75	8.2%
Debentures fair value adjustment (1)(3)	(228)	(46.5)%	(157)	(23.9)%	167	18.2%
Total	$152	31.1%	$221	33.5%	$623	68.0%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2016 Non-GAAP Adjustments on operating expenditures in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q2 Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(3)
In the first quarter of fiscal 2016, the Company recorded non-cash income associated with a change in the fair value of the Debentures of approximately $157 million, CORE program charges of approximately $2 million and $7 million in research and development and selling, marketing and administration expenses, respectively, RAP charges of approximately $13 million and $18 million in research and development and selling, marketing and administration expenses, respectively, stock compensation expense of $4 million and $10 million in research and development and selling, marketing and administration expenses, respectively and acquired intangibles amortization of $9 million in amortization expense (the “Q1 Fiscal 2016 Non-GAAP Adjustments”).

Operating expenses decreased by $69 million, or 31.2%, to $152 million, or 31.1% of revenue, in the second quarter of fiscal 2016, compared to $221 million, or 33.5% of revenue, in the first quarter of fiscal 2016. Excluding the impact of the relevant Q2 Fiscal 2016 Non-GAAP Adjustments and Q1 Fiscal 2016 Non-GAAP Adjustments, operating expenses decreased by $30 million. The decrease was primarily attributable to decreases in salaries and benefits and tooling costs, partially offset by increases in device testing costs and foreign exchange loss in the second quarter of fiscal 2016.
Operating expenses decreased by $471 million, or 75.6%, to $152 million or 31.1% of revenue in the second quarter of fiscal 2016, compared to approximately $623 million or 68.0% of revenue in the second quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2016 Non-GAAP Adjustments and Q2 Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $130 million. This decrease was primarily attributable to decreases in salaries and benefits, as well as reductions in marketing and advertising costs, partially offset by increases in foreign exchange losses.
The Company expects that by the end of fiscal 2016, operating expenses will be comparable to their current levels.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building, infrastructure costs and other employee costs.
Research and development expenses decreased by $64 million, or 34.4%, to $122 million in the second quarter of fiscal 2016, compared to $186 million in the second quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2016 Non-GAAP Adjustments and Q2 Fiscal 2015 Non-GAAP Adjustments, research and development expenses decreased by $60 million. The decrease was primarily attributable to reduced salaries and benefits costs and decreases in facilities and maintenance costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, marketing and administration expenses decreased by $4 million, or 2.1%, to $191 million in the second quarter of fiscal 2016 compared to $195 million in the second quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2016 Non-GAAP Adjustments and Q2 Fiscal 2015 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $61 million. The decrease was primarily attributable to reduced salaries and benefits costs and reductions in marketing and advertising costs, partially offset by increases in foreign exchange losses.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the second quarter of fiscal 2016 compared to the second quarter of fiscal 2015. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	August 29, 2015	August 30, 2014	Change	August 29, 2015	August 30, 2014	Change
Property, plant and equipment	$22	$28	$(6)	$10	$16	$(6)
Intangible assets	45	47	(2)	86	80	6
Total	$67	$75	$(8)	$96	$96	$—
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $8 million to $67 million for the second quarter of fiscal 2016, compared to $75 million for the second quarter of fiscal 2015. The decrease in amortization expense reflects the lower cost base of assets as a result of the divestiture of the majority of the Company’s real estate holdings in Canada and additional asset sales in fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations in the second quarter of fiscal 2016 was unchanged from the amortization expense in the second quarter of fiscal 2015.
Investment Loss
Investment loss decreased by $8 million to $12 million in the second quarter of fiscal 2016 from $20 million in the second quarter of fiscal 2015. The decrease in investment loss is primarily attributable to a decrease in the recognition of the Company’s portion of losses in its equity-based investments, investment income recognized on distributions from its equity-based investments, and higher average cash and investment balances and yields. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the second quarter of fiscal 2016, the Company’s net effective income tax recovery rate was approximately 142%, compared to a net effective income tax recovery rate of approximately 5% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. During the second quarter of fiscal 2016, the Company made the determination that the cumulative undistributed earnings for certain foreign subsidiaries will be indefinitely reinvested, and as a result, the withholding tax accrual of $33 million recorded in respect of these subsidiaries was reversed. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net income for the second quarter of fiscal 2016 was $51 million, reflecting an increase in net income of $258 million, compared to a net loss of $207 million in the second quarter of fiscal 2015. Excluding the impact of the relevant Q2 Fiscal 2016 Non-GAAP Adjustments and Q2 Fiscal 2015 Non-GAAP Adjustments, the Company’s net loss was $66 million compared to net income of $7 million, reflecting a decrease in net income of $73 million primarily due to a reduction in the Company's gross margin, partially offset by a reduction in the operating expenses.
For the second quarter of fiscal 2016, basic earnings per share was $0.10 and diluted loss per share was $0.24, compared to $0.39 basic and diluted loss per share for the same period in the prior fiscal year. The Company previously stated it believed

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

that the consensus estimate of analysts of a non-GAAP net loss of between $0.08 and $0.13 per share for fiscal 2016 was reasonable. The Company no longer believes that it will be able to achieve this estimate due to its results for the six months ended August 29, 2015; however, the Company continues to believe it will reach sustainable non-GAAP profitability by the end of fiscal 2016.
Common Shares Outstanding
On September 22, 2015, there were 524 million common shares, options to purchase 1 million common shares, 25 million restricted share units and 0.4 million deferred share units outstanding. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.
Results of Operations - Six months ended August 29, 2015 compared to six months ended August 30, 2014
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Six Months Ended
	August 29, 2015		August 30, 2014		Change
Revenue	$1,148	100.0%	$1,882	100.0%	$(734)
Gross margin (1)(2)	495	43.1%	876	46.5%	(381)
Operating expenses (1)(2)	373	32.5%	1,054	56.0%	(681)
Income (loss) before income taxes	94	8.2%	(224)	(12.0%)	318
Recovery of income taxes	(25)	(2.2%)	(40)	(2.1%)	15
Net income (loss)	$119	11.0%	$(184)	(9.8%)	$303

Earnings (loss) per share - reported
Basic	$0.23		$(0.35)		$0.58
Diluted	$(0.34)		$(0.41)		$0.07

Weighted-average number of shares outstanding (000’s)
Basic	527,775		526,980
Diluted	667,459		651,980

(1)	See “Non-GAAP Financial Measures” for the impact of the “Fiscal 2016 Non-GAAP Adjustments” on gross margin and operating expenses in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the “Fiscal 2015 Non-GAAP Adjustments” on gross margin and operating expenses in fiscal 2015.
Revenue
Revenue for the first six months of fiscal 2016 was approximately $1.1 billion, a decrease of approximately $734 million, or 39.0%, from approximately $1.9 billion in the first six months of fiscal 2015.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Six Months Ended (in millions)
	August 29, 2015		August 30, 2014		Change
BlackBerry handheld devices recognized	1.9		3.7		(1.8)	(48.6%)

Revenue
Software and services	$210	18.3%	$117	6.2%	$93	79.5%
Hardware	$464	40.4%	$796	42.3%	$(332)	(41.7%)
Service access fees	463	40.3%	939	50.0%	(476)	(50.7%)
Other	11	1.0%	30	1.5%	(19)	(63.3%)
	$1,148	100.0%	$1,882	100.0%	$(734)	(39.0%)
Revenue by Category
Software and Services Revenue
Software and services revenue, which includes fees from licensed BES software, client access licenses, maintenance and upgrades, software licensing revenues, technology licensing revenues, and technical support revenues increased by $93 million, or 79.5%, to $210 million, or 18.3% of revenue, in the first six months of fiscal 2016, compared to $117 million, or 6.2% of revenue, in the first six months of fiscal 2015. The increase was primarily attributable to an increase in technology licensing, as well as revenue from SecuSmart operations and BBM messaging revenues, partially offset by decreases in technical support.
Hardware Revenue
Hardware revenue was $464 million, or 40.4% of revenue, in the first six months of fiscal 2016 compared to approximately $796 million, or 42.3% of revenue, in the first six months of fiscal 2015, representing a decrease of approximately $332 million or 41.7%. The Company recognized revenue related to approximately 1.9 million BlackBerry handheld devices in the first six months of fiscal 2016, compared to approximately 3.7 million BlackBerry handheld devices recognized in the first six months of fiscal 2015. Approximately 83% of the devices recognized in the first six months of fiscal 2016 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to decreased demand due to intense competition and the Company’s aging product portfolio, which was partially offset by an increase in the average selling prices with the introduction of new devices, including the Passport, Classic and Leap.
During the first six months of fiscal 2016, approximately 2.4 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2016 and which reduced the Company’s inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 5.0 million in the first six months of fiscal 2015.

Service Access Fees Revenue
Service access fees revenue decreased by $476 million, or 50.7%, to $463 million and comprised 40.3% of revenue in the first six months of fiscal 2016 compared to approximately $939 million, or 50.0% of revenue, in the first six months of fiscal 2015. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users, as well as a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, and pricing reduction programs implemented by the Company to maintain its customer base as compared to the first six months of fiscal 2015.
Other Revenue
Other revenue decreased by $19 million, or 63.3%, to $11 million or 1.0% of revenue in the first six months of fiscal 2016 compared to $30 million or 1.5% of revenue in the first six months of fiscal 2015. The majority of the decrease was attributable to non-warranty repair and accessories revenues.
Gross Margin
Gross margin decreased by $381 million, or 43.5%, to $495 million, or 43.1% of revenue, in the first six months of fiscal 2016, compared to $876 million, or 46.5% of revenue, in the same period of the previous fiscal year. Excluding the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, gross margin decreased by $367 million to $532

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

million, or 46.3% of revenue.
The $367 million decrease in gross margin was primarily due to a reduction in service access fees revenue compared to the first six months of fiscal 2015, as well as a decrease in the number of devices for which revenue was recognized due to decreased demand and lower sell-through for the Company’s devices, as noted above. The decrease was also attributable to a decrease in the average selling prices of devices recognized as a result of pricing reductions implemented in order to drive sell-through. The decrease was partially offset by an increase in software and services revenues, as well as an increase in the average selling prices with the introduction of new devices, as previously described. Generally, service access fees and software and services revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s overall gross margin.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the six months ended August 29, 2015, compared to the six months ended August 30, 2014.

	For the Six Months Ended
	(in millions)
	August 29, 2015		August 30, 2014		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$1,148		$1,882		$(734)	(39.0%)
Operating expenses
Research and development (1)(2)	$261	22.7%	$423	22.5%	$(162)	(38.3)%
Selling, marketing and administration (1)(2)	365	31.8%	595	31.6%	(230)	(38.7)%
Amortization	132	11.5%	156	8.3%	(24)	(15.4)%
Debentures fair value adjustment (1)	(385)	(33.5)%	(120)	(6.4)%	(265)	220.8%
Total	$373	32.5%	$1,054	56.0%	$(681)	(64.6)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on operating expenditures in fiscal 2016.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.
Research and Development Expenses
Research and development expenses decreased by $162 million to $261 million, or 22.7% of revenue, in the first six months of fiscal 2016, compared to $423 million, or 22.5% of revenue, in the first six months of fiscal 2015. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, research and development expenses decreased by $132 million. The decrease is primarily attributable to reduced salaries and benefits as a result of a reduction in headcount related to the RAP and CORE program and reductions in facilities and maintenance costs compared to the first six months of fiscal 2015.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $230 million to $365 million for the first six months of fiscal 2016 compared to approximately $595 million for the comparable period in fiscal 2015. As a percentage of revenue, selling, marketing and administration expenses increased to 31.8% in the first six months of fiscal 2016 as compared to 31.6% in the first six months of fiscal 2015. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, selling marketing and administration expenses decreased by $141 million. The decrease is attributable to reduced salaries and benefits as a result of a reduction in headcount, marketing and advertising, facilities, and maintenance costs compared to the first six months of fiscal 2015.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the six months ended August 29, 2015 compared to the six months ended August 30, 2014. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Six Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	August 29, 2015	August 30, 2014	Change	August 29, 2015	August 30, 2014	Change
Property, plant and equipment	$42	$61	$(19)	$26	$43	$(17)
Intangible assets	90	95	(5)	169	163	6
Total	$132	$156	$(24)	$195	$206	$(11)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $24 million to $132 million in the first six months of fiscal 2016 compared to $156 million for the comparable period in fiscal 2015. The decrease in amortization expense reflects the lower cost base of assets as a result of the divestiture of the majority of the Company’s real estate holdings in Canada and additional asset sales in fiscal 2015, as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the first six months of fiscal 2016.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $11 million to $195 million in the first six months of fiscal 2016 compared to $206 million for the comparable period in fiscal 2015. This decrease primarily reflects the lower cost base of assets as a result of asset sales in fiscal 2015.
Investment Loss
Investment loss decreased by $18 million to $28 million in the first six months of fiscal 2016, from $46 million in the comparable period of fiscal 2015. The decrease primarily reflects a decrease in the recognition of the Company’s portion of losses in its equity-based investments, investment income recognized on distributions from its equity-based investments, and higher average cash and investment balances and yields. See “Financial Condition - Liquidity and Capital Resources”.
Income Taxes
For the first six months of fiscal 2016, the Company’s net effective income tax recovery rate was approximately 27%, compared to a net effective income tax recovery rate of approximately 18% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the gain from the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. During the second quarter of fiscal 2016, the Company made the determination that the cumulative undistributed earnings for certain foreign subsidiaries will be indefinitely reinvested, and as a result, the withholding tax accrual of $33 million recorded in respect of these subsidiaries was reversed. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net income for the first six months of fiscal 2016 was $119 million or $0.23 basic earnings per share and $0.34 diluted loss per share on a GAAP basis, reflecting an increase in net income of $303 million compared to net loss of approximately $184 million, or $0.35 basic loss per share and $0.41 diluted loss per share in the first six months of fiscal 2015. Excluding the impact of the relevant Fiscal 2016 Non-GAAP Adjustments and Fiscal 2015 Non-GAAP Adjustments, the Company’s net loss for the first six months of fiscal 2016 was $71 million compared to a net loss of $31 million for the first six months of fiscal 2015, reflecting an increase in net loss of $40 million due to a decrease in the Company's gross margin and a decrease in the recovery of income taxes, partially offset by a reduction in operating expenditures.
Basic earnings per share was $0.23 and diluted loss per share was $0.34 in the first six months of fiscal 2016, an increase of 165.7% and an increase of 17.1%, respectively, compared to basic loss per share of $0.35 and diluted loss per share of $0.41 in the first six months of fiscal 2015.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The weighted average number of shares outstanding was approximately 528 million common shares for basic earnings per share and approximately 667 million common shares for diluted loss per share for the six months ended August 29, 2015, and approximately 527 million common shares for basic loss per share and approximately 652 million common shares for diluted loss per share for the six months ended August 30, 2014.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 29, 2015. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2016		Fiscal Year 2015				Fiscal Year 2014
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Revenue	$490	$658	$660	$793	$916	$966	$976	$1,193
Gross margin	185	310	318	410	425	451	553	(1,264)
Operating expenses	152	221	424	549	623	431	1,090	3,761
Income (loss) before income taxes	21	73	(1)	(160)	(218)	(6)	(557)	(5,025)
Provision for (recovery of) income taxes	(30)	5	(29)	(12)	(11)	(29)	(134)	(624)
Net income (loss)	51	$68	$28	$(148)	$(207)	$23	$(423)	$(4,401)

Earnings (loss) per share
Basic earnings (loss) per share	$0.10	$0.13	$0.05	$(0.28)	$(0.39)	$0.04	$(0.80)	$(8.37)
Diluted earnings (loss) per share	$(0.24)	$(0.10)	$0.05	$(0.28)	$(0.39)	$(0.37)	$(0.80)	$(8.37)

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $87 million to approximately $3.4 billion as at August 29, 2015 from approximately $3.3 billion as at February 28, 2015, primarily as a result of the receipt of most of the Company’s fiscal 2015 Canadian income tax refund which was partially offset by cash used in the Repurchase Program and net changes in working capital. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at August 29, 2015.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	August 29, 2015	February 28, 2015	Change
Cash and cash equivalents	$1,447	$1,233	$214
Restricted cash	56	59	(3)
Short-term investments	1,573	1,658	(85)
Long-term investments	277	316	(39)
Cash, cash equivalents, and investments	$3,353	$3,266	$87

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company as at August 29, 2015 and February 28, 2015:

	As at (in millions)
	August 29, 2015	February 28, 2015	Change
Current assets	$3,758	$4,167	$(409)
Current liabilities	950	1,363	(413)
Working capital	$2,808	$2,804	$4
Current Assets
The decrease in current assets of $409 million at the end of the second quarter of fiscal 2016 from the end of the fourth quarter of fiscal 2015 was primarily due to decreases in other current assets of $196 million, accounts receivable of $173 million, income taxes receivable of $153 million, and short-term investments of $85 million, which was partially offset by an increase in inventories of $20 million.
At August 29, 2015, accounts receivable was $330 million, a decrease of $173 million from February 28, 2015. The decrease reflects the lower revenues recognized in the second quarter of fiscal 2016 as well as a decrease in days sales outstanding to approximately 61 days in the second quarter of fiscal 2016 from approximately 69 days at the end of the fourth quarter of fiscal 2015.
At August 29, 2015, income taxes receivable was $16 million, a decrease of $153 million from February 28, 2015. The decrease in income taxes receivable was due to the receipt of most of the Company’s 2015 Canadian income tax refund of $159 million, partially offset by the current income tax provision recorded.
At August 29, 2015, other current assets was $179 million, a decrease of $196 million from February 28, 2015. The decrease in other current assets is a result of the recognition of previously deferred cost of goods sold upon recognition of the related deferred revenue and also due to a decrease in the fair value of derivative instruments.
Current Liabilities
The decrease in current liabilities of $413 million at the end of the second quarter of fiscal 2016 from the end of the fourth quarter of fiscal 2015 was primarily due to decreases in accrued liabilities and deferred revenue. As at August 29, 2015, accrued liabilities were $389 million, reflecting a decrease of $269 million from February 28, 2015, which was primarily attributable to decreases due to the payment of accrued variable incentives, warranty liabilities and vendor inventory liabilities compared to the fourth quarter of fiscal 2015. Deferred revenues were $366 million as at August 29, 2015, reflecting a decrease of $104 million from February 28, 2015, which was primarily attributable to the recognition of devices sold through to end users.
Cash flows for the six months ended August 29, 2015 compared to the six months ended August 30, 2014 were as follows:

	For the Six Months Ended
	(in millions)
	August 29, 2015	August 30, 2014	Change
Net cash flows provided by (used in):
Operating activities	$244	$414	$(170)
Investing activities	23	(407)	430
Financing activities	(43)	(64)	21
Effect of foreign exchange on cash and cash equivalents	(10)	1	(11)
Net increase (decrease) in cash and cash equivalents	$214	$(56)	$270
Operating Activities
The decrease in net cash flows provided by operating activities of $170 million primarily reflects lower earnings before amortization and net changes in working capital.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Investing Activities
During the six months ended August 29, 2015, cash flows provided by investing activities were $23 million and included cash flows provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $124 million, intangible asset additions of $31 million, acquisitions of property, plant and equipment of $21 million, and business acquisitions, net of cash acquired of $53 million. For the same period in the prior fiscal year, cash flows used in investing activities were $407 million and included intangible asset additions of $266 million, property, plant and equipment additions of $48 million, cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $428 million, and business acquisitions of $9 million, partially offset by proceeds on sale of property, plant and equipment of $348 million.
Financing Activities
The decrease in cash flows used in financing activities was $21 million for the first six months of fiscal 2016 and was primarily attributable to the cash used to collateralize letters of credit during the same period in the prior fiscal year, offset by cash used in the Repurchase Program.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $1.1 billion as at August 29, 2015, including interest payments of $390 million on the Debentures, purchase orders with contract manufacturers in the amount of $248 million, and operating lease obligations of $204 million. The Company also has commitments on account of capital expenditures of approximately $3 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total purchase obligations and commitments as at August 29, 2015 decreased by $180 million as compared to the February 28, 2015 balance of approximately $1.3 billion, which was primarily attributable to a decrease in purchase orders with contract manufacturers.
Debenture Financing and Other Funding Sources
Please see Note 9 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $55 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. Please see Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $3.4 billion as at August 29, 2015. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to reallocate resources through the RAP and to attain further cost savings in the coming fiscal quarters. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future. Taking into account the AtHoc and Good Technology transactions. expected future business acquisitions and the Repurchase Program, the Company expects to maintain a cash balance of $2.5 billion or higher for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

As of August 29, 2015, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  Please see Note 14 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the second quarter of fiscal 2016 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At August 29, 2015, approximately 13% of cash and cash equivalents, 40% of accounts receivables and 22% of accounts payable were denominated in foreign currencies (February 28, 2015 – 26%, 30% and 13%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 4 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at August 29, 2015 was $10 million (February 28, 2015 - $10 million). The Company also purchases insurance coverage for a portion of its accounts receivable balances. There were no individual customers that comprised more than 10% of accounts receivable as at August 29, 2015 or February 28, 2015. Additionally, there were no customers that comprised more than 10% of the Company’s second quarter of fiscal 2016 revenue or second quarter of fiscal 2015 revenue. During the second quarter of fiscal 2016, the percentage of the Company’s receivable balance that was past due decreased by 1.6% compared to the fourth quarter of fiscal 2015. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company’s recent challenges. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the six months ended August 29, 2015.
Please see Note 4 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in Internal Control Over Financial Reporting
During the three months ended August 29, 2015, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 29, 2015.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 31, 2015 and ended on August 29, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 25, 2015

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended August 29, 2015.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 31, 2015 and ended on August 29, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: September 25, 2015

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	September 25, 2015	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer